Issuer Free Writing Prospectus, dated February 2, 2006

Filed by: HRPT Properties Trust

Pursuant to Rule 433 under the Securities Act of 1933

Registration Statement No. 333-114285

This information supplements the information contained in the preliminary prospectus supplement dated February 1, 2006

HRPT Properties Trust

6,000,000 Shares

Issuer:  HRPT Properties Trust

Security:  7 1/8% Series C Cumulative Redeemable Preferred Shares (Liquidation Preference $25 Per Share)

Size:  6,000,000 Series C Preferred Shares (aggregate liquidation amount $150 million)

No Maturity:  No stated maturity; not redeemable until February 15, 2011 (subject to limited exceptions described in the preliminary prospectus supplement dated February 1, 2006)

Payment dates:  Initially May 15, 2006 and quarterly thereafter

Type of offering:  SEC registered

Public offering price:  $25.00 per Series C Preferred Share, plus accrued distributions, if any, from (but excluding) the date of original issue

Expected net proceeds:  $144,900,000 (after deducting the underwriting discounts and commissions and estimated transaction expenses payable by the company)

Use of proceeds:  The company presently intends to use the net proceeds from this offering plus borrowings under its revolving credit facility to redeem all of its outstanding 9 7/8% Series A preferred shares (with an aggregate liquidation preference of $200 million), which the company has called for redemption on or about March 2, 2006.

Distribution Rate:  7 1/8% of the liquidation preference per annum; $1.78125 per annum per Series C Preferred Share, cumulative from date of original issuance

Expected listing:  within 30 days

Settlement date:  February 9, 2006 (T+5)

Managers:            Merrill Lynch, Pierce, Fenner & Smith Incorporated

UBS Securities LLC

RBC Dain Rauscher Inc.

Wachovia Capital Markets, LLC

Stifel, Nicolaus & Company, Incorporated

Ferris, Baker Watts Incorporated

Janney Montgomery Scott LLC

Morgan Keegan & Company, Inc.

Oppenheimer & Company, Inc.

Legend:                 The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-248-3580.